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December 8, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael R. Clampitt, Esq.

Re:	Map Financial Group, Inc. (the “Registrant”)
Amendment No. 2 to Form S-1 Registration Statement
File Number 333-153726

Dear Mr. Clampitt:

Today we have filed Amendment No. 2 to the above referenced registration statement on behalf of the Registrant, and herewith enclose three marked copies of Amendment No. 2 (showing the changes from Amendment No. 1) in order to help expedite the review process. Set forth below please find the Registrant’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) included in your letter dated December 1, 2008. For convenience, the text of each comment appears above the Registrant’s response.

Form S-1

Management’s Discussion and Analysis, page 32

Comment 1: We note you present pro forma financial information throughout this section. Please review our comments below and revise Management’s Discussion and Analysis to provide a discussion including financial information that correlates with the requested financial statements. Revise Summary Financial Data accordingly as well.

Response : In response to your comments below and consistent with our conversation with Babette Cooper of the Commission’s accounting staff on December 2, 2008, the pro-forma financial presentation has been removed from the “Management’s Discussion and Analysis” and that section and the “Summary Financial Data” section of the Prospectus Summary have been revised accordingly.

Securities and Exchange Commission

December 8, 2008

The Operating Subsidiaries, Page 35

Comment 2: We note your subject heading of “The Operating Subsidiaries.” Please revise to provide subject headings that correlate to the financial statements. Please revise to change this heading to Financial Services, Inc. and Affiliates.

Response: The subject heading and the references to “The Operating Subsidiaries” have been replaced with “Financial Services, Inc. and Affiliates” in the “Management’s Discussion and Analysis”, in the “Summary Financial Data” section of the Prospectus Summary and in the list of attached financial statements below the exhibit index in Part II of Amendment No. 2.

Accounts Receivable, page 36

Comment 3: You state that “[i]nterest due is calculated at inception and added to the loan amount together with the associated fees....” In the last paragraph of this section you state you calculate income from interest using the “interest method.” Please reconcile these statements and revise the document as needed. Please explain if you are in fact including the entire balance of interest over the life of the loan to the accounts receivable balance at inception and if so, why this is appropriate and in accordance with generally accepted accounting principles.

Response: The relevant disclosure has been revised to state that income from interest on all loans is recognized on the loan inception date using the interest method. Income from services and other related fees is recognized on the date of inception for each loan when earned, but late fees and collection fees are recognized as income when they are collected. Unpaid interest is included in the accounts receivable balance at the end of the period as required by generally accepted accounting principles.

Comment 4: We note your revision to our prior comment 17. Please continue to revise the document to provide a discussion on the loss histories of the accounts receivable.

Response: Additional disclosure has been included under the heading “Accounts Receivable, Loss History, Credit Quality and Aging of Receivables” regarding the treatment of impaired loans, the cost and effectiveness of collection efforts and loan repayment delinquencies in excess of 120 days.

Revolving Loan Promissory Notes, page 45

Comment 5: You state that November 12, 2008 was the effective date of our acquisition of FastCash International from Bayville Global Group, Ltd. However the effective date of the share exchange agreement between Map Financial Group, Inc. and FastCash International Limited is August 29, 2008. Please revise.

Securities and Exchange Commission

December 8, 2008

Response: The relevant disclosure has been revised to state that the revolving loan promissory notes were repaid on November 12, 2008, and the mistaken reference to the effective date of the share exchange agreement between Map Financial Group and FastCash International has been deleted. August 29, 2008 was the effective date of that share exchange agreement, as stated in the Prospectus Summary and elsewhere in Amendment No. 2.

Recent Sales of Unregistered Securities, page 47

Comment 6: Please revise to provide your analysis of how the private placement is exempt from registration requirements by Section 4(2) of the Act considering 18 investors. Please also provide your analysis of how the private placement to the 18 investors is not integrated with this public offering.

Response: The disclosure regarding the private placement under the heading “Recent Sales of Unregistered Securities” has been revised to state briefly the facts relied upon to make the Section 4(2) exemption available.

The private placement should not be integrated with this public offering because the two offerings were neither part of the same plan of financing, nor were they for the same general purpose. In the private placement 50% of the Registrant’s equity was issued in exchange for $10,000 to 18 initial shareholders, all of whom executed irrevocable proxies in favor of the Registrant’s chief executive officer. By contrast, in this public offering the Registrant intends to issue just 2.5% of its equity for $500,000 to raise working capital. The subscribers in the private placement invested in the Registrant before the effective date of the Registrant’s acquisition of FastCash International, at a time when the Registrant had no operations or revenues; whereas investors in this public offering will be investing in a financial services holding company that is the sole shareholder of an off-shore financial services holding company and five operating subsidiaries with unaudited revenues in the first seven months of 2008 of $758,960 and net profits of $194,260. The private placement may be characterized as a formation transaction and, since it involves the issuance of common stock to founders followed by an initial public offering, we do not believe that it is appropriate to integrate it with the initial public offering.

Rule 152 of the Securities Act of 1933 provides an integration safe harbor for issuances that are exempt from registration by Section 4(2) of the Securities Act and do not involving any public offering. In the private placement offers to subscribe were made to 18 investors, all of whom were familiar with the Registrant, its directors and its officers and all of whom subscribed for shares. Consistent with the recommendations of the Commission’s Advisory Committee on Smaller Public Companies (as described in Release No. 33-8828), we believe that the filing of the registration statement within 6 months of the completion of the private placement does not trigger integration because the private placement is exempt under Section 4(2) on its own, there was no general solicitation of investors in the private placement (by means of the registration statement or otherwise) and the investors in the private placement were solicited direct by the directors and officers of the Registrant.

Securities and Exchange Commission

December 8, 2008

On or before July 31, 2008 subscriptions for the entire amount of funding sought by the Registrant in the private placement had been secured, all of the subscriptions agreements had been executed by the investors and accepted by the Registrant and all of the subscription funds had been received by the Registrant and were non-refundable. As noted by the Commission in paragraph 2 of the Black Box Incorporated No Action Letter (Jun. 26, 1990), the absence of any condition within the control of the subscribers to the consummation of the private placement on July 31, 2008 indicates the completion of the private placement at that time.

Map Financial Group, Inc.

Comment 7: Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Response: The Registrant acknowledges the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 7 – Subsequent Event – Acquisitions, page 8

Comment 8: On page 9 you state your acquisition of Fastcash International (“FCI”) is accounted for as a purchase business combination. In our prior comment 35, we stated that we believed this acquisition should be treated as a recapitalization of Map Financial Group. If you do not believe this transaction should be accounted for as recapitalization, provide us with your source in the accounting literature that supports your current presentation. Alternatively, please revise your footnotes to properly describe the accounting treatment for your acquisition of FCI.

Response: Consistent with your comments and our conversation with Babette Cooper of the Commission’s accounting staff on December 2, 2008, the financial statements of FCI have been revised to record the acquisition of the subsidiaries as a capital transaction followed by a recapitalization. Note 7 on Subsequent Events in the financial statements of the Registrant has also been revised to disclose the appropriate accounting treatment.

FastCash International, Ltd.

Financial Statements, page 1

Comment 9: We note your revisions related to our prior comments 35, 36, and 37. While the revised financial statements provided for Map Financial Group appear appropriate, we do not understand why you have altered the financial statements of FCI. Since FCI acquired the subsidiaries on July 14, 2008 in an apparent recapitalization, the financial statements of FCI should include the historical financial information of Financial Services, Inc. and Affiliates as of an appropriate interim period, December 31, 2007 and 2006. Please see our prior comment 35 for an explanation of how the financial statements of a recapitalized company should

Securities and Exchange Commission

December 8, 2008

appear. We will not object to the financial statements of FCI in the form in which they were presented in your Form S-1 filed on September 29, 2008.

Response: The financial statements of FCI have been revised to record the acquisition of the subsidiaries as a capital transactions followed by a recapitalization, and to include the historical information of the subsidiaries for the seven months ended July 31, 2008 and 2007. Footnote 9 on Acquisitions has also been revised to reflect the proper accounting treatment.

Comment 10: As a related matter, please revise Note 8 to properly describe the transaction and the related accounting treatment.

Response: The footnote on Acquisitions, which is now footnote number 9, has been revised to reflect the transaction and the proper accounting treatment of the acquisition of the subsidiaries.

Note 2 – Significant Accounting Policies, page 5

Write – Off Method Used to Record Bad Debts, page 8

Comment 11: We note your response and revisions in response to our prior comment 40. Please continue your revisions by amending your footnotes to include the analysis presented in your response letter, in accordance with our prior comment. Additionally, please explain how you compute the allowance as you have currently described it as “based on an average percentage (0.57%).”

Response: The section entitled Direct Write-Off Method Used to Record Bad Debts in footnote 2 has been revised to include the analysis presented in our prior response letter, of the difference between the direct write off method and the allowance method and the results achieved under both methods. The Direct Write-Off Method Used to Record Bad Debts section of footnote 2 has also been revised to include the computation of the allowance based on an average percentage (0.57%). This was computed by using the actual bad debt write off percentage for 2007 (0.34%) and 2006 (0.80%) as a benchmark for 2008.

Comment 12: Furthermore, please revise your disclosure to state you wrote off bad debts totaling 0.34% and 0.80% of loans “issued” during 2007 and 2006, respectively.

Response: The Direct Write-Off Method Used to Record Bad Debts section of footnote 2 was also revised to disclose that the Registrant wrote off bad debts totaling 0.34% and 0.80% of loans “issued” during 2007 and 2006, respectively.

Note 7 – Commitments and Contingencies, page 9

Comment 13: We note your revisions on page 10 with respect to our prior comment 42. Please continue your revisions to state that the Chief Operating Officer of the

Securities and Exchange Commission

December 8, 2008

company controls NBL Technologies, in accordance with paragraph 2a of SFAS 57. Additionally, please disclose the actual dollar amount of fees paid to NBL Technologies, in accordance with paragraph 2c of SFAS 57. Please tell us how the $22,088 paid to NBL Technologies reconciles to “2.15% of income generated for July 14 through July 31, 2008.” Lastly, please revise to explain the relevance of citing the period from July 14 to July 31, 2008 as opposed to the seven months ending July 31, 2008.

Response: The footnote on Commitments and Contingencies, which is now footnote number 8, has been revised to state that NBL Technologies is controlled by the Registrant’s chief operating officer. To comply with paragraph 2c of SFAS 57, the footnote also discloses the actual dollar amounts of $12,867 and $5,882 that were paid to NBL Technologies for the seven months ended July 31, 2008 and 2007, respectively. The amount of $22,088 represents the annual fees to be paid in total by the subsidiaries. The reference to 2.15% has been eliminated, since it is not relevant information required by SFAS 57, and the period was revised to reflect the correct period ended July 31, 2007.

Comment 14: As a related matter, we note that you have not revised the footnotes to the financial statements as of December 31, 2007 with respect to comment 42. Please revise accordingly or explain to us your reason for not including appropriate disclosure.

Response: Footnote 7 on Commitments and Contingencies in the financial statements as of December 31, 2007 of Financial Services Inc. and Affiliates has been revised to provide the disclosures required by SFAS 57 with respect to NBL Technologies and our Chief Operating Officer’s control of NBL Technologies. Footnote 7 has also been revised to disclose the dollar amounts, of $13,971 and $4,412, which were paid to NBL Technologies for the years ended December 31, 2007 and 2006, respectively.

Exhibit 23

Comment 15: Provide a current consent of the independent accountant in any amendment.

Response: A current consent of the independent accountant is attached to Amendment No. 2 as exhibit 23.1.

In the event that the Registrant requests acceleration of the effective date of the pending registration statement, it will furnish a letter to the Commission making the required acknowledgements regarding further action by the Commission and its responsibility for the adequacy and accuracy of the disclosure in the registration statement.

Securities and Exchange Commission

December 8, 2008

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

Michael Sufott

cc:	Samuel Rosenberg, CFO
Map Financial Group, Inc.